UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         California Independent Bancorp
                       (Name of Subject Company (Issuer))

                         California Independent Bancorp
                        (Name of Filing Person (Issuer))

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    130334105
                      (CUSIP Number of Class of Securities)

                                John I. Jelavich
                        President/Chief Executive Officer
                            1227 Bridge St., Suite C,
                           Yuba City, California 95991
                                 (530) 674-6000
                 (Name, address and telephone numbers of persons
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                                   Daniel Eng
                              Bartel Eng & Schroder
                          300 Capitol Mall, Suite 1100
                          Sacramento, California 95814
                                 (916) 442-0400

                            CALCULATION OF FILING FEE
              Transaction valuation*            Amount of filing fee
                     $5,000,000                      $460.00

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1). This calculation assumes the purchase of 200,000 shares at $25.00 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  Not applicable
         Form or Registration Number:  Not applicable
         Filing Party:  Not applicable
         Date Filed:  Not applicable

[ ]      Check   the   box  if   the  filing  relates  solely   to   preliminary
         communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

This Tender Offer Statement on Schedule TO relates to the issuer tender offer of California Independent Bancorp, Inc., a California corporation, to purchase up to 200,000 shares of its Common Stock, no par value. California Independent Bancorp is offering to purchase these shares at a price not less than $22.00 nor more than $25.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer". This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

     The information called for in Item 1 is incorporated by reference from the "Summary Term Sheet" of the offering attached as an exhibit to this Schedule TO.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The subject company is California Independent Bancorp, a California corporation (the "Company"). The address of the Company's principal executive office is 1227 Bridge Street, Suite "C," Yuba City, California 95991, and its telephone number is (530) 674-6000.

     (b) The subject securities are common stock, no par value, of the Company. The number of shares of the subject securities outstanding on November 27, 2002 was 2,227,756.

     (c) The information about the trading market and price of the Company's common stock is set forth in "Section 7. Price Range of Shares; Dividends" and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The Filing Person to which this Schedule TO relates is the Subject Company, California Independent Bancorp. The address of the Company's principal executive office is 1227 Bridge Street, Suite "C," Yuba City, California, 95991 and its telephone number is (530) 674-6025. The address for all of the person listed below is 1227 Bridge Street, Suite "C," Yuba City, California, 95991.

Name                        Relationship with the Company
----                        -----------------------------
John L. Dowdell             Director
Harold M. Eastridge         Director
William H. Gilbert          Director
John J. Jelavich            President, Chief Executive Officer and Director
Donald H. Livingstone       Director
Alfred G. Montna            Director
David A. Offutt             Director
William K. Retzer           Director
Michael C. Wheeler          Director
Kenneth M. Anderson         Senior  Vice  President-Business   Development   and
                             Marketing
Blaine C. Lauhon            Senior  Vice  President-Commercial  and Agricultural
                             Lending
Douglas R. Marr             Assistant  Corporate  Secretary  of the Company, and
                             Senior Vice President-Chief Credit Officer
Kevin R. Watson             Chief  Financial  Officer and Corporate Secretary of
                             the Company and Bank

Item 4.  TERMS OF THE TRANSACTION.

     (a) The information about the terms of the transaction set forth in the "Summary Term Sheet," "Section 1. Number of Shares; Priority and Proration," "Section 2. Recent Events, Purpose of Offer; Certain Effects of the Offer to

Purchase," "Section 3. Procedure for Tendering Shares," "Section 4. Withdrawal Rights," "Section 5. Acceptance for Payment of Shares and Payment of Purchase Price," "Section 6. Conditional Tender of Shares," "Section 7. Certain Conditions of the Offer," "Section 8. Price Range of Shares; Dividends," "Section 9. Certain Information About California Independent Bancorp," "Section
10. Source and Amount of Funds," "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 12. Effects of the Offer on the Market For Shares," "Section 13. Legal Matters; Regulatory Approvals," "Section 14. Certain Federal Income Tax Consequences," "Section 15. Extension of the Offer; Termination," "Section 16. Solicitation Fees and Expenses" and "Section 17. Miscellaneous" of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

     (b) The Company has been advised that none of its directors, executive officers, or affiliates intend to tender shares pursuant to the Offer to Purchase and therefore no securities are expected to be purchased from them in the transaction.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) through (c)

     The information set forth in "Section 2. Recent Events; Purpose of the Offer; Certain Effects of the Offer to Purchase," and "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) and (d) - The information set forth in "Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) - The information set forth in "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in "Section 16. Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a) and (b) -

     The Company is purchasing the shares with cash from the completion of a private issuance of $10 million in Trust Preferred Securities issued by the Company's newly formed special purpose trust, CIB Capital Trust. The Trust Preferred Securities have a variable dividend adjusted quarterly based on the three month LIBOR plus 3.45%. The initial rate set at 5.27% is payable quarterly. The Offer to Purchase is not subject to any financing condition and the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that files reports electronically on EDGAR. Historical financial statements for the year ended December 31, 2001 as filed with the Securities and Exchange Commission on Form 10-K are incorporated herein by reference. Historical financial statements for the years ended December 31, 2000 and 1999 are not deemed to be incorporated by this reference. The information set forth under "Section 9. Certain Information About California Independent Bancorp" and "Section 10. Source and Amount of Funds" is also incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     (a)(1) None
     (a)(2) None.
     (a)(3) Not applicable.
     (a)(4) Not applicable.
     (a)(5) None.
     (b) None.

ITEM 12. EXHIBITS.

     (a)(1)(i)   Offer to Purchase, dated November 27, 2002.

     (a)(1)(ii)  Letter  of   Transmittal,   together   with   Guidelines   for
                 Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(iii) Letter to Shareholders of CIB from John I. Jelavich,  President and Chief Executive Officer, dated November 27, 2002.

     (a)(1)(iv)  Notice of Guaranteed Delivery.

     (a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 27, 2002.

     (a)(1)(vi) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

     (a)(5)      Press Release dated November 27, 2002.

     (b)(i) Amended and Restated Declaration of Trust, CIB Capital Trust, dated as of October 29, 2002.

     (b)(ii)     Indenture, dated as of October 29, 2002.

     (b)(iii)    Guarantee Agreement, dated as of October 29, 2002.

     (c) Not applicable

     (d) Not applicable

     (e) Not applicable

     (f) Not applicable

     (g) Not applicable

     (h) Not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 27, 2002

                                           California Independent Bancorp


                                           By:  /s/ John I. Jelavich
                                           -------------------------------------
                                           John I. Jelavich
                                           President and Chief Executive Officer

                                INDEX TO EXHIBITS


Exhibit
Number         Description
-------        -----------
99.(a)(1)(i)   Offer to Purchase, dated November 27, 2002.

99.(a)(1)(ii)  Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99.(a)(1)(iii) Letter  to  Shareholders  of CIB from John I. Jelavich, President and Chief Executive Officer, dated November 27, 2002.

99.(a)(1)(iv)  Notice of Guaranteed Delivery.

99.(a)(1)(v)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees, dated November 27, 2002.

99.(a)(1)(vi)  Letter  to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees to their Clients.

99.(a)(5)      Press Release dated November 27, 2002.

99.(b)(i)      Amended  and  Restated  Declaration  of Trust, CIB Capital Trust,
               dated as of October 29, 2002.

99.(b)(ii)     Indenture, dated as of October 29, 2002.

99.(b)(iii)    Guarantee Agreement, dated as of October 29, 2002.